Exhibit 12
MARRIOTT INTERNATIONAL, INC. (“Marriott”)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
($ in millions, except ratio)	2012	2011	2010	2009	2008
Income (loss) from continuing operations before income taxes	$849	$356	$551	$(418)	$694
Loss (income) related to equity method investees	13	13	18	66	(15)
	862	369	569	(352)	679
Add/(deduct):
Fixed charges	236	274	294	250	326
Interest capitalized	(28)	(19)	(18)	(32)	(55)
Distributed income of equity method investees	7	5	5	9	27
Pretax losses attributable to noncontrolling interests	—	—	—	11	24
Earnings (losses) attributable to Marriott available for fixed charges	$1,077	$629	$850	$(114)	$1,001
Fixed charges:
Interest expensed and capitalized (1)	$165	$183	$198	$150	$218
Estimate of interest within rent expense	71	91	96	100	108
Total fixed charges	$236	$274	$294	$250	$326
Ratio of earnings (losses) attributable to fixed charges *	4.6	2.3	2.9	*	3.1

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.
* In 2009, earnings were inadequate to cover fixed charges by approximately $364 million.

Exhibit 12